Mail Stop 4561

January 10, 2008

VIA U.S. MAIL AND FAX (502) 368-1440

Alan Schroering
Chief Financial Officer
Industrial Services of America, Inc.
P.O. Box 32428
Louisville, KY 40232

> **Re:** **Industrial Services of America, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 27, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 8, 2007**
> **File No. 000-20979**

Dear Mr. Schroering:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief